

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Via E-Mail
Ali Moussavi
Chief Financial Officer
Global Health Voyager, Inc.
7800 Oceanus Drive
Los Angeles, California 90046

>   **Re:**   **Global Health Voyager, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed May 17, 2013**
>   **File No. 000-31012**

Dear Mr. Moussavi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing as indicated in comment 1 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that the first and third paragraphs of the report of the independent registered public accounting firm make reference to the work performed by other auditors with respect to the statements of operations, stockholder's equity and cash flows included in the cumulative from inception to December 31, 2006 periods. Your disclosure also indicates that the report of the other auditor is presented separately in the Form 10-K filing. However, based on our review of your filing, we have not located it within your Annual Report on Form 10-K. Please revise the Company's Annual Report on Form 10-K to include the report of the other auditors referenced in the independent auditor's report. Alternatively, revise the report of the independent registered public accounting firm to encompass all information included in the Company's financial statements and eliminate the reference to the work of the other auditors. Please note that when reference

to the work of other auditors is included in the report of the independent registered public accounting firm, the separate report of the firm performing the referenced work must be included in the filing in accordance with Rule 2-05 of Regulation S-X.

Other

2. Please file your quarterly report on Form 10-Q for the Quarter Ended September 30, 2013 as soon as possible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief